

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 31, 2016

Darryl Payne
Chief Executive Officer
StreamNet, Inc.
7582 Las Vegas Blvd.
Las Vegas, NV 89123

Re: StreamNet, Inc.
Amendment No. 3 to Offering Statement on Form 1-A
Filed October 26, 2016
File No. 024-10590

Dear Mr. Payne:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Part I

Item 4. Summary Information Regarding the Offering and Oher Current or Proposed Offerings

1. We re-issue prior comment 1. Part I, Item 4, first question: "Does the issuer intend to offer the securities on a delayed or continuous basis pursuant to Rule 251(d)(3)?" You have elected "no" yet your offering circular discloses that you intend to keep your offering open for as long as one year. For example, on the cover page of your offering

circular states concerning the term of the offering, it states in part: "(3) a date prior to the one year anniversary of this Offering being Qualified by the United States Securities and Exchange Commission as so determined by the Company's Management." Please reconcile your disclosures.

Please contact Scott Anderegg, Attorney-Advisor, at (202) 551-3342 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products